AM 3/7/2002

OMB APPROVAL
OMB Number: 3235-0123
tober 31, 1989
Estimated average burden
hours per response...12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NO.
8- 52527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/06/2000 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KAHN FINANCIAL SECURITIES, LLC

Official Use Only
104067
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5520 W. Touhy, Suite N
(No. and Street)

Skokie	Illinois	60077
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Kahn 847/866-8150
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name – if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL
P

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

BB 3/26

OATH OR AFFIRMATION

I, Douglas Kahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Kahn Financial Securities, LLC, as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Douglas Kahn
Signature

Sole Member
Title

Subscribed and sworn to before me
this 21st Day of February 2002
in Chicago, County of Cook, State of Illinios
Tomi L. Samuels
Notary Public

Notary Public



OFFICIAL SEAL
TOMI L SAMUELS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/04/04

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KAHN FINANCIAL SECURITIES, LLC
(an Illinois Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001

KAHN FINANCIAL SECURITIES, LLC
(an Illinois Limited Liability Company)
FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001

Contents


VICTORIAM CORONAT CHRISTUS

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Kahn Financial Securities, LLC
Skokie, Illinois

We have audited the accompanying statement of financial condition of Kahn Financial Services, LLC as of December 31, 2001, and the related statements of income, changes in member's equity, and cash flows for the period from November 6, 2000 (commencement of broker/dealer operations) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kahn Financial Securities, LLC as of December 31, 2001, and the results of its operations and cash flows for the period from November 6, 2000 through December 31, 2001 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 12 through 14 inclusive are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

Chicago, Illinois
February 21, 2002

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

KAHN FINANCIAL SECURITIES, LLC
(an Illinois Limited Liability Company)
Statement of Financial Condition
December 31, 2001

Assets

Cash in bank	$	7,465
Accounts receivable		35,903
Total assets	$	43,368

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	463
Total liabilities	$	463

Member's Equity

Member's equity	$	42,904
Total member's equity	$	42,904
Total liabilities and member's equity	$	43,368

The accompanying notes are an integral part of these financial statements.

KAHN FINANCIAL SECURITIES, LLC
(an Illinois Limited Liability Company)
Statement of Income
For the period from November 6, 2000 (commencement of broker/dealer operations)
through December 31, 2001

Revenue		
Fee income	$	57,353
Other income		230
Total revenue	$	57,583
Expenses		
Compensation and related benefits	$	17,511
Professional fees		9,293
Rent and occupancy		7,101
Regulatory fees		5,364
Communications		4,378
Office		3,635
Travel		2,528
Other		2,474
Total expenses	$	52,283
Net income	$	5,300

The accompanying notes are an integral part of these financial statements.

KAHN FINANCIAL SECURITIES, LLC
(an Illinois Limited Liability Company)
Statement of Changes in Member's Equity and
For the Period from November 6, 2000 (commencement of broker/dealer operations)
through December 31, 2001

Balance at November 5, 2000 (unaudited)	$	25,555
Additional capital contributions		14,250
Net income for the period		5,300
Withdrawal of capital		(2,200)
Balance at December 31, 2001	$	42,904

The accompanying notes are an integral part of these financial statements.

KAHN FINANCIAL SECURITIES, LLC
(an Illinois Limited Liability Company)
Statement of Cash Flows
For the Period from November 6, 2000 (commencement of operations)
through December 31, 2001

Cash Flows From Operating Activities:		
Net income		$ 5,300
Adjustments to reconcile net income to net cash		
Net change in:		
Accounts receivable	$ (35,903)	
Accounts payable and accrued expenses	463	
Total adjustments		$ (35,439)
Net cash (applied) to operating activities		$ (30,140)
Cash Flows From Financing Activities:		
Capital contributed	$ 14,250	
Captial withdrawn	(2,200)	
Net cash provided by financing activities		$ 12,050
Decrease in cash		$ (18,090)
Cash Balance November 5, 2000 (unaudited)		$ 25,555
Cash Balance December 31, 2001		$ 7,465

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements

KAHN FINANCIAL SECURITIES, LLC
(an Illinois Limited Liability Company)
Notes to Financial Statements
For the Period from November 6, 2001 (commencement of broker/dealer operations) through December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business
Kahn Financial Securities, LLC was organized as a Limited Liability Company ("Company") on February 10, 2000 in the State of Illinois for various purposes including, but not limited to, the sale of direct participation programs ("DPPs"). The Company's income is derived primarily from fees received in conjunction with its marketing of DPPs.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc. ("NASD") on November 6, 2000. Its activities are limited to the sale of DPPs.

The Company does not hold customer funds or securities. Consequently, it is not subject to the Reserve Requirement as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

Income Taxes
The Company is a single member LLC and for federal and state income tax purposes, it is treated as a sole proprietorship. Consequently, any taxable income/(loss) of the Company is recognized directly by its Sole Member.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - MINIMUM CAPITAL REQUIREMENTS

As a registered "DPP" securities dealer the Company is subject to a minimum net capital requirement under (Rule 15c3-1) under the Exchange Act of 1934. The minimum is the greatest of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2001 the Company had net capital requirements and adjusted net capital of $5,000 and $7,002, respectively.

The net capital requirements could effectively restrict the payment of cash distributions and the making of unsecured loans to the Sole Member.

NOTE 3 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. DPP transactions are processed by their respective managers on a fully-disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances caused by a customer introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KAHN FINANCIAL SECURITIES, LLC **as of December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	42,904	3480
2.	Deduct ownership equity not allowed for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				42,904	3500
4.	Add:					
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					3520
	B. Other (deduction) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	42,904	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition	$ 35,903	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600			
	D. Other deductions and/or charges		3610		(35,903)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	7,002	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (list)		3736		0	3740
10.	Net Capital			$	7,002	3750

Non-allowable assets:	
Accounts receivable	35,903
Total	$ 35,903

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KAHN FINANCIAL SECURITIES, LLC as of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	31	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	2,002	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	6,955	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	463	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	463	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	6.62%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

See Independent Auditors' Report.

KAHN FINANCIAL SECURITIES, LLC
(An Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2001

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditors' Report.



MICHAEL J. LICCAR & CO.
Certified Public Accountants

Member
American Institute of
Certified Public Accountants
Illinois CPA Society

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Member
Kahn Financial Securities, LLC
Skokie, IL

We have examined the financial statements of Kahn Financial Securities, LLC ("the Company"), for the year ended December 31, 2001, and issued our report thereon dated February 21, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.



Certified Public Accountants

Chicago, Illinois
February 21, 2002